

Mail Stop 3561

November 7, 2016

Stuwart J. Black
Principal Accounting Officer
Public Service Enterprise Group, Inc.
80 Park Plaza
Newark, New Jersey 07102

> **Re:** **Public Service Enterprise Group Incorporated**
> **Form 8-K Dated July 29, 2016**
> **Response Dated October 5, 2016**
> **File No. 1-09120**

Dear Mr. Black:

We have reviewed your October 5, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2016 letter.

Exhibit 99

PSEG Power Adjusted EBITDA Reconciliation

1. We have read your response to comment 3. Explain to us what peer analysis, if any, you have performed to assess whether there is widespread diversity of practice related to the accounting for major maintenance expenses. Further, tell us whether you believe there is any one method that is more prevalent in practice. Lastly, tell us whether there are other utility companies that you are aware of that adjust for major maintenance expense.

Stuwart J. Black
Public Service Enterprise Group, Inc.
November 7, 2016
Page 2

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Christine Adams, Staff Accountant at (202) 551-3363 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant